UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

Charles River Laboratories International

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159864107

(CUSIP Number)

Andrew Davalla,  Neuberger Berman LLC  605 Third Avenue  New York,  NY  10158  Phone : 646-497-4674

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 01, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1308711

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1480630

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1480630

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.57%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
595220

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
722059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
722059

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.25%

14	TYPE OF REPORTING PERSON
IA BD

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Management

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
713491

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
758591

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
758591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.31%

14	TYPE OF REPORTING PERSON
IA

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 2 to Schedule 13D relates is the common shares of Charles River Laboratories International, Inc. (the “Issuer’), (the “Securities”), a Delaware corporation, having its principal business office at 255 Ballardvale Street, Wilmington, Massachusetts 01887.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NBG”), Neuberger Berman Holdings LLC (“NB Holdings”), Neuberger Berman Management LLC (“NBM”) and Neuberger Berman LLC (“NB LLC”) (the “Reporting Persons”).

(b)	NBG, NB Holdings, NBM and NB LLC are Delaware limited liability companies, each having its principal business office at 605 Third Avenue, New York, NY 10158.

(c)
NBG is the parent company of various subsidiaries engaged in the investment advisory business.

NB Holdings is the holding company of NB LLC, NBM and certain other subsidiaries engaged in the investment advisory business primarily with respect to equities.

NBM, an indirect subsidiary of NBG, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a limited purpose broker-dealer registered under the Securities Exchange Act of 1934, as amended. As a registered investment adviser (“RIA”), NBM provides investment advisory services to investment companies registered under the Investment Company Act of 1940, as amended.

NB LLC, an indirect subsidiary of NBG, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a broker-dealer registered under the Securities Exchange Act of 1934, as amended. As a RIA, NB LLC provides discretionary investment advisory services to private investors, institutions, endowments, employee benefit plans, foundations and others.

The information required by instruction C to Schedule 13D with respect to the executive officers and directors of the Reporting Persons is set forth below.

Neuberger Berman Group LLC
Directors

Joseph Amato

Robert D’Alelio

William Fox

Jack McCarthy

George Walker

Richard Worley

Lawrence Zicklin

Executive Officers

George Walker
Chief Executive Officer

Joseph Amato
President

Heather Zuckerman
Secretary and Executive Vice President

Andrew Komaroff Chief
Operating Officer and Executive Vice President

Irene Ashkenazy
Treasurer

Neuberger Berman Holdings LLC
Executive Officers

Joseph Amato
President and Chief Executive Officer

Kevin Handwerker
Secretary and General Counsel

Irene Ashkenazy
Vice President and Treasurer

Neuberger Berman Management LLC
Executive Officers

Robert Conti
President, Chief Executive Officer

Joseph Amato
Managing Director and Chief Investment Officer -Equities

Brad Cetron
Chief Compliance Officer, Director of Compliance –B/D

Chamaine Williams
Chief Compliance Officer, Director of Compliance –I/A

John Dorogoff
Chief Operations Officer, Chief Financial Officer, and Treasurer

Maxine Gerson
General Counsel and Managing Director

Bradley Tank
Managing Director and Chief Investment Officer –Fixed Income

Neuberger Berman LLC
Executive Officers

Joseph Amato
President, Chief Executive Officer and Chief Investment Officer - Equities

Brad Cetron
Chief Compliance Officer

John Dorogoff
Chief Operations Officer, Chief Financial Officer, and Treasurer

Kevin Handwerker
General Counsel and Managing Director

Bradley Tank
Managing Director and Chief Investment Officer –Fixed Income

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

None of the Reporting Persons nor any of the individuals referenced above have any plans or proposals with respect to the Issuer which relate to or would result in the events listed in Item 4 (a) – (j) of the instructions for Schedule 13D.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Amendment No. 2 to Schedule 13D relates is 1,480,630 shares, representing 2.57% of the 57,720,230 common shares reported as outstanding in the Issuer’s most recent Form 10-Q for the quarterly period ending September 25, 2010. The Reporting Persons beneficially own the Securities as follows:

Common Shares % of Common Shares Outstanding

NBM 758,571 1.31%

NB LLC 722,059 1.25%

As a result of NBG’s and NB Holdings’ indirect and direct ownership of NB LLC and NBM, each of NBG and NB Holdings are deemed to beneficially own the Securities beneficially owned by NBM and NB LLC.

(b)
NBM has been granted discretionary voting and dispositive power with respect to 713,471 of the shares reported herein as being beneficially owned by it. In addition, NBM has been granted discretionary dispositive power, but not voting power, with respect to the remaining 45,100 shares reported herein as beneficially owned by it. NB LLC has been granted discretionary voting and dispositive power with respect to 595,220 of the shares reported herein as being beneficially owned by it, and with respect to such shares, NB LLC shares voting and dispositive power with its clients in whose accounts the shares are held. In addition, NB LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 126,839 shares reported herein as beneficially owned by it. NB LLC shares only dispositive power with those clients in whose accounts such shares are held.

(c)	Transactions effected during the past sixty days are set forth below. All transactions were effected on the New York Stock Exchange.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
10/13/2010
10/13/2010
10/14/2010
10/14/2010
10/15/2010
10/15/2010
10/15/2010
10/15/2010
10/15/2010
10/15/2010
10/18/2010
10/18/2010
10/18/2010
10/18/2010
10/18/2010
10/18/2010
10/19/2010
10/20/2010
10/20/2010
10/21/2010
10/21/2010
10/21/2010
10/25/2010
10/25/2010
10/25/2010
10/25/2010
10/25/2010
10/26/2010
10/26/2010
10/27/2010
10/27/2010
10/27/2010
10/27/2010
10/27/2010
10/27/2010
10/28/2010
10/28/2010
10/29/2010
10/29/2010
10/29/2010
11/1/2010
11/1/2010
11/2/2010
11/2/2010
11/2/2010
11/3/2010
11/3/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/4/2010
11/5/2010
11/5/2010
11/5/2010
11/5/2010
11/5/2010
11/5/2010
11/5/2010
11/5/2010
11/8/2010
11/8/2010
11/8/2010
11/8/2010
11/8/2010
11/8/2010
11/8/2010
11/9/2010
11/9/2010
11/9/2010
11/9/2010
11/9/2010
11/9/2010
11/9/2010
11/9/2010
11/9/2010
11/9/2010
11/9/2010
11/9/2010
11/10/2010
11/10/2010
11/10/2010
11/11/2010
11/11/2010
11/11/2010
11/12/2010
11/15/2010
11/16/2010
11/16/2010
11/16/2010
11/16/2010
11/16/2010
11/16/2010
11/16/2010
11/17/2010
11/17/2010
11/18/2010
11/18/2010
11/18/2010
11/19/2010
11/19/2010
11/19/2010
11/22/2010
11/22/2010
11/23/2010
11/23/2010
11/23/2010
11/24/2010
11/24/2010
11/26/2010
11/26/2010
11/26/2010
11/29/2010
11/29/2010
11/29/2010
11/30/2010
12/1/2010
12/1/2010
12/1/2010
12/1/2010
12/1/2010
12/1/2010
12/1/2010
150-
500
45-
20-
300-
800-
1100-
100-
700-
50-
99-
295-
580-
125-
2469-
10-
800
510-
350-
80
700
600-
7
2500-
50
250
130
6
300-
42200-
100-
680-
100-
3300-
15-
800-
100-
150
200
200-
180
160
2000-
200
800
400-
1415
225-
1225-
51050-
23350-
21600-
20600-
34900-
25575-
600-
10100-
565547-
31215-
81600-
1500-
3800-
17325-
90
50000-
85000-
300
200-
255
150-
400-
101900-
220-
300
320
350-
100-
900-
7500-
36625-
1500-
300-
700-
72650-
800-
1550-
700-
1200-
1400-
220
325
1900-
1600-
2000-
67325-
61500-
900-
86500-
84350-
9100-
92400-
12000-
70
460
10-
300-
11083-
600-
500-
47550-
75-
331
9000-
70
28000-
400-
255-
265-
190
275-
7500-
20-
100-
79300-
50
90
19900-
100-
100
4300-
200
1300
364-
27625-
20-
5-
155-
2425-
32.71
32.87
32.69
32.82
32.94
32.9588
32.9601
32.9701
32.9738
32.9738
32.76
32.77
32.77
32.77
32.77
33.01
32.82
32.7915
32.8119
32.58
32.5817
32.6817
32.62
32.6504
32.89
33.26
33.3362
32.61
32.83
32.4286
32.4432
32.56
32.562
32.5773
32.66
32.8008
32.81
32.8
32.876
33.115
32.5981
32.938
32.7791
32.84
32.9499
32.89
33.1377
30.9
30.91
31.019
31.0576
31.0626
31.095
31.1048
31.2074
31.2101
31.3068
31.3168
31.3273
31.3767
31.4401
31.4472
31.4723
31.5369
31.6185
31.6695
31.9499
31.2801
31.2899
31.3001
31.32
31.3501
31.3901
31.57
31.72
31.3
31.37
31.4701
31.5795
31.5937
31.6401
31.89
31.5386
31.6224
31.72
31.7326
31.74
31.7409
31.7501
31.81
31.8599
31.8703
31.89
31.95
31.2622
31.443
31.5556
31.9514
31.9787
32.0989
31.8872
32.5428
32.62
32.703
32.94
33
33.0029
33.0067
33.0101
32.8045
32.9
33
33.3833
33.6
33.0909
33.1101
33.14
33.17
33.4
32.772
32.7899
32.9609
33.24
33.2435
32.83
32.99
33.0388
32.35
32.486
32.5221
32.345
32.9885
33.0401
33.335
33.34
33.37
33.3701
33.3822

(d)	Not applicable.

(e)	The reporting persons ceased to be beneficial owners of more than 5% of the Securities on November 4, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

December 01, 2010	By:	/s/ Kevin Handwerker
General Counsel

Neuberger Berman LLC

December 01, 2010	By:	/s/ Kevin Handwerker
General Counsel

Neuberger Berman Management

December 01, 2010	By:	/s/ Robert Conti
President and Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)